Our ref PNH/vjf
Your ref 0207 528 6362
Telephone 0207 528 6226
Date Tuesday, 30 April 2002

02 MAY 10 AM 10: 36

02034164

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Appointment of new non-executive director*

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully,

P N Horsman
Investor Relations Manager

Enc

Legal & General Appointment of new Non-Executive Director

In addressing shareholders today, Legal & General's Chairman, Rob Margetts, announced that Tim Parker will join the Board as a non-executive Director, with effect from 1 May 2002. Tim Parker, 46, is currently Chief Executive of C&J Clark International Limited, having previously been Chief Executive of Kenwood Appliances Plc.

David Prosser, Group Chief Executive, also addressed shareholders and commented that the benefits seen in the first quarter from its distribution alliances with strategic partners were continuing in the second quarter.

All the resolutions proposed at the Annual General Meeting were approved by shareholders.

30 April 2002